# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grupo Aeromexico, S.A.B. de C.V., CIK 0001561861
CUSIP: 40054J109
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: Avenida Paseo de la Reforma 243, Col. Cuauhtemoc, Cuauhtemoc, Mexico City, Mexico (O5), 06500
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001301912

## Reporting persons
- Strategic Value Partners, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 94,862,660; sole dispositive power 0; shared dispositive power 94,862,660; aggregate amount beneficially owned 94,862,660 (6.5% of the class)
- Ashton Gate S.a. r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 54,000,840; sole dispositive power 0; shared dispositive power 54,000,840; aggregate amount beneficially owned 54,000,840 (3.7% of the class)
- SVP Special Situations V LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 54,000,840; sole dispositive power 0; shared dispositive power 54,000,840; aggregate amount beneficially owned 54,000,840 (3.7% of the class)
- Grouse Moor S.a. r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,468,140; sole dispositive power 0; shared dispositive power 14,468,140; aggregate amount beneficially owned 14,468,140 (1% of the class)
- SVP Special Situations IV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,468,140; sole dispositive power 0; shared dispositive power 14,468,140; aggregate amount beneficially owned 14,468,140 (1% of the class)
- Wild Heath S.a. r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,668,870; sole dispositive power 0; shared dispositive power 3,668,870; aggregate amount beneficially owned 3,668,870 (0.3% of the class)
- SVP Special Situations III-A LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,668,870; sole dispositive power 0; shared dispositive power 3,668,870; aggregate amount beneficially owned 3,668,870 (0.3% of the class)
- Green Pasture S.a. r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,724,810; sole dispositive power 0; shared dispositive power 22,724,810; aggregate amount beneficially owned 22,724,810 (1.6% of the class)
- SVP Capital Solutions LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 22,724,810; sole dispositive power 0; shared dispositive power 22,724,810; aggregate amount beneficially owned 22,724,810 (1.6% of the class)
- Victor Khosla: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 94,862,660; sole dispositive power 0; shared dispositive power 94,862,660; aggregate amount beneficially owned 94,862,660 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Grupo Aeromexico, S.A.B. de C.V.
Address of issuer's principal executive offices: Avenida Paseo de la Reforma 243, Col. Cuauhtemoc, Cuauhtemoc, Mexico City, Mexico 06500

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to the Common Shares, no par value (the "Shares") of Grupo Aeromexico, S.A.B. de C.V. (the "Issuer") are:

Strategic Value Partners, L.P. ("SVP")
Ashton Gate S.a. r.l. ("Ashton Gate")
SVP Special Situations V LLC ("Special Situations V")
Grouse Moor S.a. r.l. ("Grouse Moor")
SVP Special Situations IV LLC ("Special Situations IV")
Wild Heath S.a. r.l. ("Wild Heath")
SVP Special Situations III-A LLC ("Special Situations III-A")
Green Pasture S.a. r.l. ("Green Pasture," and together with Ashton Gate, Grouse Moor, and Wild Heath, the "Funds")
SVP Capital Solutions LLC ("Capital Solutions")
Victor Khosla

The Shares reported herein are directly held by the Funds. Ashton Gate is wholly owned by Strategic Value Special Situations Master Fund V, L.P., whose general partner is SVP Special Situations GP V Ltd., and is managed by Special Situations V. Grouse Moor is wholly owned by Strategic Value Special Situations Master Fund IV, L.P., whose general partner is SVP Special Situations GP IV LLC, and is managed by Special Situations IV. Wild Heath is wholly owned by Strategic Value Opportunities Fund, L.P., whose general partner is SVP Special Situations GP III-A LLC, and is managed by Special Situations III-A. Green Pasture is wholly owned by Strategic Value Capital Solutions Master Fund, L.P., whose general partner is SVP Capital Solutions GP Ltd., and is managed by Capital Solutions. SVP is the managing member of Special Situations V, Special Situations IV, Special Situations III-A, and Capital Solutions. SVP Manco GP, LLC ("SVP Manco") is the general partner of SVP. SVP Management Intermediate, L.P. ("SVP MI") is the sole limited partner of SVP. SVP Intermediate GP, LLC ("SVP Intermediate") is the general partner of SVP MI. SVP Management Holdings, L.P. ("SVP Management Holdings") is the sole limited partner of SVP MI. SVP Management Feeder, L.P. ("SVP MIP") is a limited partner of SVP Management Holdings. Midwood Holdings, LLC ("Midwood Holdings") is the general partner of SVP MIP and SVP Management Holdings and a limited partner of Midwood, L.P. ("Midwood") and SVP Management Holdings. Midwood is a limited partner of SVP Management Holdings. Victor Khosla is the manager of SVP Manco and SVP Intermediate, and the managing member of Milestone Holding Company, LLC, which is the sole managing member of Midwood Holdings.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Funds is 22 Grand Rue, 1660 Luxembourg. The address of the principal business office of each of SVP, Mr. Khosla, Special Situations V, Special Situations IV, Special Situations III-A, and Capital Solutions is 100 West Putnam Avenue, Greenwich, CT 06830.
Citizenship: The information set forth in row 4 of the cover pages to this Schedule 13G is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G. The Shares reported herein are held in the form of American Depositary Receipts.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in Row 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 1,459,034,090 Shares outstanding, as reported by the Issuer in its Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2026.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Strategic Value Partners, L.P.: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (11/13/2026)
- Ashton Gate S.a. r.l.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (11/13/2026)
- SVP Special Situations V LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (11/13/2026)
- Grouse Moor S.a. r.l.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (11/13/2026)
- SVP Special Situations IV LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (11/13/2026)
- Wild Heath S.a. r.l.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (11/13/2026)
- SVP Special Situations III-A LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (11/13/2026)
- Green Pasture S.a. r.l.: /s/ Lewis Schwartz, Lewis Schwartz, Manager (11/13/2026)
- SVP Capital Solutions LLC: /s/ Lewis Schwartz, Lewis Schwartz, Chief Financial Officer (11/13/2026)
- Victor Khosla: /s/ Victor Khosla, Victor Khosla (11/13/2026)